UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37105

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dominari Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 Fifth Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	973-727-7379	robert.campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs
(Name – if individual, state last, first, and middle name)

5 Bryant Park	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/22/2023	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie Mercado _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dominari Securities LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: **Jaime Mercado** Digitally signed by Jaime Mercado
Date: 2026.03.04 15:11:40 -05'00'

Title:
CCO/AMLCO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Dominari Securities LLC

FINANCIAL REPORT
December 31,
2025

CONTENTS



CBIZ CPAs P.C.

730 Third Avenue
11th Floor
New York, NY 10017

P: 212.485.5500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Dominari Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dominari Securities LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2023 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

New York, NY
March 5, 2026

DOMINARI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025
($ in thousands)

ASSETS		
Cash and cash equivalents	$	28,448
Receivable from clearing brokers		3,492
Deposits with clearing brokers		503
Marketable securities owned at fair value		9,755
Employee loans receivable		1,767
Right-of-use asset		1,924
Prepaid expenses and other assets		926
Total assets	**$**	**46,815**

LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	330
Accrued commission expense		6,296
Due to related parties (Note 3)		5,884
Lease liability		2,121
Total liabilities		**14,631**
Member's capital		32,184
Total liabilities and member's capital	**$**	**46,815**

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 1.   **Nature of Business and Summary of Significant Accounting Policies**

Nature of business

Dominari Securities LLC, formerly known as Fieldpoint Private Securities, LLC (the "Company"), a wholly-owned subsidiary of Dominari Financial, Inc. ("Dominari Financial"), is a Securities and Exchange Commission ("SEC") registered broker-dealer and SEC registered investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to the general public as well as to financial institutions as an introducing broker. The Company also provides wealth management services, asset management services, investment advisory services, and sales and trading.

Dominari Financial is a wholly-owned financial subsidiary of Dominari Holdings Inc. ("Dominari Holdings"). Dominari Financial executes a roll-up strategy in the financial sector for Dominari Holdings. The roll-up strategy seeks to acquire third-party financial assets such as registered investment advisors, broker dealers, and asset management firms. The first financial roll-up strategy of Dominari Financial was the acquisition of 100% of a registered broker-dealer from Fieldpoint Private Bank & Trust, consummated on March 27, 2023. The newly acquired dually registered broker-dealer and investment adviser (formerly known as Fieldpoint Private Securities, LLC) was renamed Dominari Securities LLC ("Dominari Securities").

Dominari Holdings is an SEC filer and a holding company that, through its various subsidiaries, is engaged in financial services, investment advising and wealth management, asset management, investment banking, the acquisition of interests in high growth industries, and biotechnology and pharmaceutical research and development (of which it is winding down). In addition to capital investment, Dominari Holdings provides management support to the executive teams of its subsidiaries, helping them to operate efficiently and reduce cost under a streamlined infrastructure.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consists of cash deposits with banks and highly liquid short-term investments. Highly liquid short-term investments with original maturities of less than 90 days are classified as cash equivalents. On December 31, 2025, cash totaled $4 thousand and cash equivalents totaled $28,444 thousand.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Receivable from clearing brokers

Receivable from clearing brokers of $3,492 thousand which consisted of cash held with broker in the amount of $1,357 thousand and amounts receivable of $2,135 thousand. The Company also has $503 thousand in good faith deposits maintained by the Company with its clearing brokers. Such amounts are stated at the amount the Company expects to collect. The Company maintains allowances for credit losses for estimated losses resulting from the inability of its clearing brokers to make required payments. Management considers the following factors when determining the collectability of specific accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. As of December 31, 2025 an allowance for credit losses was not deemed necessary.

The following table presents the Company's disaggregated receivables from contracts with customers as of ($ in thousands):

	January 1, 2025	December 31, 2025
Receivable from clearing brokers	$ 16,678	$ 3,492

The change in receivable from clearing brokers is due to activity during the year.

Fair value hierarchy

The Financial Accountings Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 – *Fair Value Measurement* ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
• Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The Company always seeks to maximize the use of observable inputs and minimizes the use of unobservable inputs to measure fair value. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 1. **Nature of Business and Summary of Significant Accounting Policies (continued)**

Securities at fair value

Securities owned and securities sold but not yet purchased are recorded in the statement of financial condition at fair value, with the change in fair value.

The Company may receive securities, including common or preferred stock and stock purchase warrants, from companies as part of its compensation for underwriting services. These instruments are stated at fair value in accordance with GAAP and recorded within the statement of financial condition as securities owned. Such securities the Company receives may be subject to contractual or instrument specific restrictions which prevent the Company from reselling the securities within the open market. Under ASC 820 only those restrictions which are an attribute of the instrument, and do not arise from any contractual agreement, are considered when determining fair value.

Equities

The Company's equity securities are subject to restrictions as disclosed in Note 2. Equities that have periods of contractual trading restrictions, discounts were considered in determining fair value The Company's significant unobservable inputs, included the implied probability of 15% of certain marketplace transactions and events occurring which would permit the sale of equities held. Equities are included in securities at fair value.

The following inputs are considered for determining the fair values of equities included in Level 3:
• The underlying stock price as of the measurement date.
• Success rates of similar type instruments from other comparable entities' recent historical results

Warrant Investments

Warrant fair values are primarily determined using a Black Scholes option pricing model, which includes the underlying stock price, warrant strike price, expected remaining term, volatility, and risk-free rate as the primary inputs to the model. Increases or decreases in any of these inputs could result in a material change in fair value. Additionally, for warrants that have periods of contractual trading restrictions, marketability discounts were considered in determining fair value. Warrants are included in securities at fair value.

The following inputs are considered for determining the fair values of warrants:
• The underlying stock price is equal to the closing price of the underlying stock as of the measurement date.
• The expected remaining term is equal to the time to expiration of the warrant investment.
• Volatility, or the amount of uncertainty or risk about the size of the changes in the warrant investment price.
• The risk-free interest rates are derived from the U.S. Treasury yield curve. The risk-free interest rates are calculated based on a weighted average of the risk-free interest rates that correspond closest to the expected remaining term of the warrant investment.
• Marketability discounts are applied for warrants that have sales restrictions (or lock-up periods). These discounts are calculated using a combination of the Finnerty Model and the Asian Put Model using a term equal to the period of such restriction.

Please see Note 2 for additional information regarding securities at fair value.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Leases

The Company accounts for its leases under FASB ASC 842 – Leases ("ASC 842"). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the statement of financial condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred. Please see Note 8 for additional information regarding leases.

Intercompany Arrangement and Expense Sharing

The Company has an arrangement with Dominari Holdings and, through an expense sharing agreement with Dominari Financial, receives support and administrative services (the "Shared Agreement"). Under the Shared Agreement, the Company will reimburse Dominari Financial and Dominari Holdings for shared expenses incurred while providing those services.

Change in Accounting Principle-Income Taxes

The Company is a single-member limited liability company and a disregarded entity for federal, state, and local income tax purposes. The income tax effects of the Company's operations are included within the consolidated corporate income tax returns of Dominari Holdings. The Company is not severally liable for any taxable amounts reported by Dominari Holdings.

Prior to January 1, 2025, the Company elected to apply the separate return method for allocating current and deferred taxes under FASB ASC 740 – Income Taxes ("ASC 740"), treating the Company as if it were a separate taxpayer and maintaining a tax sharing agreement with Dominari Holdings to settle any amounts payable.

For the annual period ended December 31, 2025, the Company made a voluntary change in election available under ASC 740. Under the new policy, the Company no longer records current and deferred income tax expense, or related deferred tax assets and liabilities, in its separate financial statement, as the legal obligation for the payment of income taxes rests entirely with the parent entity.

The Company believes this policy is preferable because it more accurately reflects the legal tax status of the entity and aligns with the economic reality of the tax flow-through structure. The Company has elected to apply this change in accounting principle retrospectively, beginning January 1, 2025.

See Note 3 for additional information regarding related party transactions.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Income taxes

Consequently, for the year ended December 31, 2025, no provision for federal or state income taxes has been recorded in the accompanying financial statement. Any tax liability associated with the Company's activities is the responsibility of its parent/owner.

Deferred income taxes

As a result of the change in accounting principle effective January 1, 2025, the Company derecognized its net deferred tax assets and liabilities. The impact of this derecognition had no impact, as the beginning net deferred tax assets was zero, and therefore, no adjustment was required.

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The standard requires all entities subject to income taxes to disclose disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The new requirement is effective for annual periods beginning after December 15, 2024. The guidance was adopted as of January 1, 2025 and had no effect on the Company's financial statement.

Note 2.   Securities at Fair Value

Investment in public companies

The Company holds interests in several privately held and publicly traded companies consisting of both common stock and stock purchase warrants. As of December 31, 2025, substantially all of the amounts recorded within the statement of financial condition represent securities received from publicly traded companies as part of the Company's underwriting services.

The fair value of equity securities totaling $1.7 million shown below are subject to an initial lock-up period until June 5, 2026, and further restrictions to which the Company cannot liquidate its investment until such restrictions are met. Additionally, approximately $ 6.6 million of fair value of warrant securities shown below are subject to lock-up periods that will end by March 31, 2026 and another $1.2 million of fair value of warrant securities with lock-up periods that will end by June 30, 2026 as well.

Investment in private companies

The Company's interest in various private companies results from warrants received in connection with underwriting activities. These warrants have a range of exercise prices and terms, none of which are currently exercisable. The exercise of these warrants are typically tied to an IPO or other fundamental transaction of each underlying company, which typically includes setting the exercise price at the date of any future IPO. At the time the Warrants were received and as of December 31, 2025, the Company reviewed all relevant facts and circumstances for any potential value or any event that would affect the fair value of the warrants. The Company noted that these entities are private companies and there is no assurance of a timeline that the Company can provide for an expected IPO date.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 2. Securities at Fair Value (continued)

The Company analyzed potential scenarios through the remaining term of the warrants received, which is 5 years or less and does not expect or cannot reliably predict any event that would trigger the value of the warrants currently held. Due to these facts and circumstances, the Company has determined there to be no current value of these warrants at the time they were received or as of December 31, 2025.

Fair value hierarchy

The following table presents the Company's fair value hierarchy for assets measured at fair value as of December 31, 2025 ($ in thousands).

	Fair value measured as of December 31, 2025			
Securities at Fair Value:	**Total as of December 31, 2025**	**Level 1**	**Level 2**	**Level 3**
Equities	$ 1,741	$ -	$ —	$ 1,741
Warrants	8,014	—	8,014	—
Total Securities at Fair Value	$ 9,755	$ -	$ 8,014	$ 1,741

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 financial assets that are measured at fair value on a recurring basis ($ in thousands):

Equity securities at Fair Value as of December 31, 2024	$ -
Equity securities received included in underwriting services	1,650
Unrealized gain included in principal transactions	91
Equity securities at Fair Value as of December 31, 2025	$ 1,741

Note 3. Related Party Transactions

In 2021, the Dominari Holdings engaged the services of Revere Securities, LLC ("Revere") to assist in the management and building of the Company's investment processes. Kyle Wool, Chief Executive Officer and one of the Company's board members, was previously a member of the board of directors of Revere until June 2023 and held approximately 30% of Revere's outstanding equity until May, 2025. From time to time, the Company participates in offerings of securities as an underwriter in transactions in which Revere is also participating as an underwriter. As of May 20, 2025, Kyle Wool no longer holds an equity interest in Revere.

In October, 2023, Dominari Holdings, Inc. entered into two separate Agreements with Dominari Manager LLC and Dominari IM LLC to manage and provide investment advisory services to various series of privately held special purpose investment vehicles. In April 2025, Dominari Holdings entered into agreements with American Ventures Manager LLC ("Ventures Manager") and American Ventures IM LLC to manage and provide investment advisory services to various series of privately held special purpose investment vehicles (together with the previously described investment vehicles, the "SPV Series Funds").

In the normal course of business the Company provides underwriting and brokerage services to the Series Funds. Please see below for a summary of amounts payable to, or receivable from, affiliates illustrated below.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 3.   Related Party Transactions (continued)

Expense sharing agreements and transfers of operating assets

Under the terms of the Shared Agreement, all expenses associated with the operations of the Company paid for by affiliates are charged to the Company. Costs within these terms include allocated expenses, such as payroll or rent or office expenses, as well as all direct expenses of the Company paid on its behalf.

On July 1, 2025 certain shared office space leased by Dominari Financial was transferred to the Company at historical cost in line with guidance for transactions between entities under common control.

See Note 8 for additional information regarding the Company's leases.

Prior to 2025, Dominari Financial entered into non-forgivable loan agreements with employees of the Company. On July 1, 2025 Dominari Financial transferred those non-forgivable loans to the Company at historical cost totaling $1.9 million in line with guidance for transactions between entities under common control. As of December 31, 2025, the total outstanding balance of the employee loans was $1.8 million with various employees. The terms of the loan agreements range from 3 years to 7 years, with an average annual interest rate of approximately 3.2%. The total interest received for the period ended December 31, 2025, was approximately $84 thousand.

Previously, the Company maintained a tax sharing arrangement with Dominari Holdings. Under the tax sharing arrangement, the Company was responsible for recording its portion of income taxes, or related deferred tax assets and liabilities, as applicable on a stand-alone basis.

Concurrent with the Company's decisions to make a change in election of accounting principle, as discussed in Note 1, the Company terminated its tax sharing arrangement with its parent in December of 2025. See Note 1 for additional information regarding the change in accounting policy.

Related party receivables or payables

The table below summarizes the amounts that are due to related parties as of December 31, 2025 ($ in thousands):

Related Party	Amount Due
Dominari Holdings	$4,342
American Ventures Manager LLC	1,480
American Ventures IM LLC	55
Dominari Financial	7
Total due to related parties	**$5,884**

As of December 31, 2025, amounts of $38 thousand were receivable from various Series Funds. Such amounts are recorded within prepaid expenses and other assets line item of the statement of financial condition.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 4.   Income Taxes

For the year ended December 31, 2025, as a result of the change in accounting principle previously discussed within Note 1, the Company records no provision for income taxes within these financial statement, as the Company is not subject to income tax, and is not severally liable. Any net differences between the reported amounts of the Company's assets and liabilities within the statement of financial condition and the tax bases are immaterial.

Note 5.   Commitments and Contingencies

Clearing Firm Agreement

The Company has entered into agreements with two clearing brokers (the "Clearing Firm Agreement") that includes cost reimbursement and certain early contract termination fees of $250 thousand each in the event the Company terminates the Clearing Firm Agreement.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established but the matter, if potentially material, is disclosed. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

In March 2024, Dominari Holdings received a notice of petition of a filed action seeking relief related to the hiring in March 2024 of new registered representatives from the representatives' former employer. This notice was filed against the Company. The Company does not agree with the plaintiff's claims. While the Company intends to defend itself vigorously from this claim, it is unable to predict the outcome of such legal proceedings. Any potential loss as a result of this legal proceeding cannot be reasonably estimated. As a result, the Company has not recorded a loss contingency for the aforementioned claim.

Note 6.   401(k) Savings Plan

Dominari Holdings sponsors a 401(k) savings plan (the "Plan") for all eligible employees. Dominari Holdings at its discretion may match employee contributions to the Plan and may make a profit-sharing contribution to the Plan, which is allocated to employees based on the provisions of the Plan.

Note 7.   Stock-Based Compensation

Dominari Holdings accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under Dominari Holdings' long-term incentive plans are granted with an exercise price equal to no less than the market price of Dominari Holdings stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a one- to five-year period.

Dominari Holdings estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. In valuing the options granted in 2025, the inputs used in the Black Scholes model included an expected term of 4.98 years, a volatility rate of 94.5% and an interest free rate of 3.85%.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 7.   Stock-Based Compensation (continued)

Employees of the Company have received share-based payment awards and stock options under the Dominari Holdings 2022 Equity Incentive Plan ("2022 Plan"). The 2022 Plan initially provided for the issuance of up to 1,100,000 shares in the form of common stock, stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards.

The 2022 Plan expires on January 1, 2032, and is administered by Dominari Holdings' Board of Directors. As of December 31, 2025, the shares provided for under the 2022 Plan totaled 11,720,750.

Restricted Stock Awards

In 2024, Dominari Holdings executed grant agreements totaling 50,000 restricted shares with employees of the Company. Those restricted shares fully vested as of December 31, 2025.

In 2025 , Dominari Holdings executed grant agreements totaling 70,000 restricted shares with employees of the Company. Those restricted shares fully vest on December 31, 2026.

A summary of restricted stock awards activity for the years ended December 31, 2025, is presented below:

	Number of Restricted Stock Awards	Weighted Average Grant Day Fair Value	
Nonvested as of January 1, 2025	50,000	$	0.98
Granted	70,000		4.76
Vested	(50,000)		0.98
Nonvested as of December 31, 2025	70,000	$	4.76

On March 11, 2025, Dominari Holdings executed a grant agreement with Kyle Wool pursuant to his employment agreement with Dominari Holdings, and in accordance with the 2022 Plan. Pursuant to the grant agreement, Mr. Wool received 154,559 shares of Dominari Holdings restricted common stock. Upon issuance, the shares were fully vested and nonforfeitable with a total aggregate fair value of $861 thousand.

Stock Options

As of the end of 2025, there are no unvested options related to the employees of the Company.

On February 10, 2025, Dominari Holdings granted an additional 5.0 million fully vested nonqualified stock options to Kyle Wool conditioned upon either Dominari Holdings shareholders approving the Performance Awards or approving an increase in the share reserve of Dominari Holdings' 2022 Equity Incentive Plan (the "Plan") such that the full number of shares underlying the Performance Awards could be delivered under the Plan.

On April 1, 2025, following a special meeting of Dominari Holdings shareholders, the shareholders voted to approve an increase in the Plan's share reserve allowing the Performance Awards to be delivered under the Plan.

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 8. Leases

On September 23, 2022, Dominari Financial entered into a Lease Agreement ("Dominari Financials' Lease") with Trump Tower Commercial LLC, a New York limited liability company. Under Dominari Financials' Lease, Dominari Financial rents a portion of a floor at 725 Fifth Avenue, New York, New York (the "Premises"). Dominari Financial currently uses the Premises to run its day-to-day operations. The initial term of Dominari Financials' Lease is seven (7) years commencing on the date that possession of the Premises is delivered to Dominari Financial. Under Dominari Financials' Lease, Dominari Financial is required to pay monthly rent equal to $49 thousand. Effective for the sixth and seventh years of Dominari Financials' Lease, the rent shall increase to $52 thousand per month. The Company took possession of the Premises in February 2023.

On July 1, 2025, Dominari Financial assigned the Dominari Financial Lease to the Company (the "Assignment"). Under the terms of the Assignment, the Company assumed all of Dominari Financials' right, title and interest to, and all obligations under the Dominari Financials' Lease. As a result of the Assignment, the Company recorded a right-of-use asset in the amount of $2.1 million, a security deposit of $296 thousand, and a corresponding lease liability of $2.3 million on July 1, 2025. The value of the security deposit is recorded within prepaid and other assets of the statement of financial condition as of December 31, 2025.

The tables below represent the Company's lease assets and liabilities as of December 31, 2025 ($ in thousands):

	December 31, 2025
Assets	
Operating lease right-of-use-assets	$ 1,924
Liabilities:	—
Current operating	345
Long term operating	1,776
	$ 2,121

The following tables summarize quantitative information about the Company's operating leases, under the application of ASC 842:

	December 31, 2025
Weighted average remaining lease term-operating leases in years)	4.5
Weighted-average discount rate-operating leases	10.0%

As of December 31, 2025, future minimum payments during the next five years and thereafter are as follows ($ in thousands):

	Operating Lease
Year Ended December 31, 2026	$ 543
Year Ended December 31, 2027	543
Year Ended December 31, 2028	605
Year Ended December 31, 2029	622
Year Ended December 31, 2030	364
Thereafter	—
Total	$ 2,677
Less: present value discount	(556)
Operating lease liabilities	$ 2,121

DOMINARI SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 9.   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealers are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. The clearing broker/dealers may charge any losses it incurs on customers to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing brokers, by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

At times, the Company may rely upon Dominari Holdings for support, either through capital contributions or resource allocations. The provision of any such support or resource allocations are determined in accordance with the expense sharing agreement.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $ 20.5 million which was $19.6 million in excess of its required minimum net capital of $0.9 million.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii). The Company's other business activities consist of proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving compensation for referring securities transactions to other broker-dealers; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, providing investment advisory services, annuity, and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers. These activities are exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) thereof, and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 11.   Capital contributions and distributions

In April 2025, the Company entered into an agreement with Dominari Holdings to convert $6.5 million of amounts due to the Dominari Holdings into Equity Capital. The Company notified FINRA regarding the treatment of such contribution for net capital purposes prior to the conversion. Consequently, this amount was reclassified from 'Due to related parties' to 'Members' capital' on the Statement of Financial Condition.

In September 2025, the board of directors approved a special cash dividend of $10.0 million payable to Dominari Holdings, which was paid in September 2025. The Company notified FINRA prior to the payment of the special cash dividend from its earning and profits as such distribution was in compliance with the net capital requirements of Rule 15c3-1of the SEC.
%
Note 12.   Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2025 and through the time the financial statement were issued on March 05, 2026. for potential recognition or disclosure in the financial statement.

Dominari Securities LLC Exemption Report

Dominari Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving compensation for referring securities transactions to other broker-dealers; participating in distributions of securities (other than firm commitment underwritings); participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4,, providing investment advisory services, annuity, and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jamie Mercado, affirm that, to the best of my knowledge and belief, this Exemption Report is true

Chief Compliance Officer



CBIZ CPAs P.C.

730 Third Avenue
11th Floor
New York, NY 10017

P: 212.485.5500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Dominari Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dominari Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision"), and (2) Dominari Securities LLC stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for referring securities transactions to other broker-dealers; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; providing investment advisory services, annuity, and insurance products of certain insurance carriers as an insurance agency through independent and affiliated brokers, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities and the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

CBIZ CPAs P.C.

New York, NY
March 5, 2026